OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NVE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

629445 20 6

(Cusip Number)

Neil H. Weiss
Vice President and Treasurer
Cypress Semiconductor Corporation
3901 N. First Street
San Jose, CA 95134
(408) 943-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629445 20 6

1.	Name of Reporting Person: Cypress Semiconductor Corporation		I.R.S. Identification Nos. of above persons (entities only): 94-2885898

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ No membership in group

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 405,000(1) (2)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 405,000(1) (2)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 405,000(1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.7%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Represents the right to acquire such shares within sixty days of the date hereof, pursuant to the terms of three warrants granted by NVE Corporation to Cypress Semiconductor Corporation to purchase 400,000, 6,000 (of which only 3,000 shares may be acquired within sixty days of the date hereof) and 2,000 shares, respectively, of Common Stock of NVE Corporation.

(2)	The number of shares of NVE Corporation’s Common Stock reflect NVE Corporation’s 1 for 5 reverse stock split, effective November 21, 2002.

(3)	Based on shares of NVE Corporation’s Common Stock outstanding as of July 24, 2003 and taking into account the dilutive effect of the issuance of the shares of NVE Corporation’s Common Stock underlying the exercisable portion of the warrants granted by NVE Corporation to Cypress Semiconductor Corporation.

ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock par value $0.01 per share (the “Common Stock”) of NVE Corporation, a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11409 Valley View Road, Eden Prairie, Minnesota 55344.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of entity filing this Schedule 13D: Cypress Semiconductor Corporation (“Cypress”).

The name, business address or residence, present principal occupation or employment, citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Cypress are set forth in Schedule A hereto, which is incorporated by reference herein.

(b)	State of incorporation: Delaware.

(c)	Principal business: Cypress is a designer, developer and manufacturer of integrated circuits.

(d)	Address of Cypress’s principal office: 3901 North First Street, San Jose, California 95134.

(e)	During the last five years, neither Cypress, nor to the best of Cypress’s knowledge, any of the persons set forth on Schedule A hereto, has been convicted in a criminal proceeding.

(f)	During the last five years, neither Cypress, nor to the best of Cypress’s knowledge, any of the persons set forth on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No Change.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is amended to add the following paragraph:

     In a series of transactions entered into between September 3-5, 2003, Cypress sold 686,849(1) shares of the Issuer’s Common Stock in open market transactions, at an average price of $34.00 per share. Following consummation of the sales, Cypress no longer held any shares of the Issuer’s Common Stock, but continued to hold three warrants exercisable for 400,000(1), 6,000 (of which only 3,000 shares may be acquired within sixty days of the date hereof) and 2,000 shares, respectively of the Issuer’s Common Stock at an exercise price of $15.00(1), $7.345 and $21.99 per share, respectively, and which may be exercised by Cypress at any time on or before April 12, 2012, July 25, 2012 and August 7, 2013, respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Cypress holds two warrants to acquire 400,000(1) and 2,000 shares, respectively, of the Issuer’s Common Stock, of which all shares may be acquired within sixty days of the date hereof and a third warrant to acquire 6,000 shares of the Issuer’s Common Stock, of which 3,000 shares may be acquired within sixty days of the date hereof. If Cypress were to exercise the warrants (other than with respect to the 3,000 shares not exercisable within sixty days of the date hereof), Cypress would hold approximately 8.7% of the Issuer’s outstanding Common Stock.(3)

(b)	The number of shares of Common Stock as to which Cypress has:

(i)	Sole power to vote or direct the vote: 405,000(1)(2)

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 405,000(1)(2)

(iv)	Shared power to dispose or direct the disposition of: 0

(c)	In a series of transactions entered into between September 3-5, 2003, Cypress sold 686,849(1) shares of the Issuer’s Common Stock in open market transactions at an average price of $34.00 per share. Following consummation of the transactions, Cypress no longer held any shares of the Issuer’s Common Stock, but continued to hold three warrants exercisable for 400,000(1), 6,000 and 2,000 shares, respectively, of the Issuer’s Common Stock at an exercise price of $15.00(1), $7.345 and $21.99 per share, respectively, and which may be exercised by Cypress at any time on or before April 12, 2012, July 24, 2012 and August 7, 2013, respectively.

(d)	None.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     No change.

(1)	The number of shares of the Issuer’s Common Stock and the exercise price of the warrant granted by the Issuer to Cypress to acquire 400,000 shares of the Issuer’s Common Stock reflect the effect of the Issuer’s 1 for 5 reverse stock split, effective November 21, 2002 (the warrants to acquire 6,000 shares and 2,000 shares of the Issuer’s Common Stock were granted post-reverse split).

(2)	Represents the right to acquire such shares within sixty days of the date hereof, pursuant to the terms of the warrants granted by the Issuer to Cypress.

(3)	Based on the number of shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on July 24, 2003 and taking into account the dilutive effect of the issuance of the shares of the Issuer’s Common Stock underlying the exercisable portion of the warrants granted by the Issuer to Cypress. .

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2003	CYPRESS SEMICONDUCTOR CORPORATION

	By:	/s/ Neil H. Weiss

	Name:	Neil H. Weiss

	Title:	Vice President and Treasurer

SCHEDULE A

Name	Title

T.J. Rodgers* **	President and Chief Executive Officer

Antonio R. Alvarez*	Vice President, Memory Products Division

Emmanuel T. Hernandez*	Senior Vice President, Finance and Administration, and Chief Financial Officer

Christopher Norris*	Vice President, Data Communications Division

Cathal Phalen*	Vice President, Personal Communications Division

Ilhan Refioglu*	Vice President, Timing Technology Division

Ralph H. Schmitt*	Vice President, Sales and Marketing

Christopher A. Seams*	Vice President, Research and Development

W. Steve Albrecht**	Associate Dean and Anderson LLP Alumni Professor of Accounting, Marriott School of Management, Brigham Young University

Eric A. Benhamou**	Chairman of the Board of Cypress Semiconductor Corporation, Chairman of the Board of 3Com Corporation, Chairman of the Board and interim Chief Executive Officer of Palm, Inc.

Fred B. Bialek**	Business Consultant

John C. Lewis**	Former Chairman of the Board of Amdahl Corporation

James R. Long**	Former Executive Vice President of Nortel Networks; Business Consultant

Alan F. Shugart**	Chairman, President and Chief Executive Officer of Al Shugart International

Each of the foregoing individual’s principal occupation or employment is as set forth in the “Title” column.

*Such individual’s employer is Cypress Semiconductor Corporation, 3901 N. First Street, San Jose, California 95134 and such individual’s business address is: 3901 N. First Street, San Jose, California 95134.

**Member of the Board of Directors of Cypress Semiconductor Corporation.